Consolidated Financial Statements

For the years ended

August 31, 2013 and 2012

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by and are the responsibility of the management of the Avalon Rare Metals Inc. (the “Company”). The consolidated financial statements have been reviewed and approved by the Company's Audit Committee and Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by McCarney Greenwood LLP, Chartered Accountants. Their report on the following pages outlines the scope of their examination and opinion on the consolidated financial statements.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at August 31, 2013. The Company’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on management’s assessment, the Company’s internal control over financial reporting is effective as at August 31, 2013.

The effectiveness of the Company’s internal control over financial reporting as at August 31, 2013 has been audited by McCarney Greenwood LLP, Chartered Accountants, as stated in their report which follows this page.

“Donald S. Bubar”
President and CEO

“R. James Andersen”
CFO and Vice President Finance

Toronto, Ontario

November 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Avalon Rare Metals Inc.

We have audited the accompanying consolidated financial statements of Avalon Rare Metals Inc. (“the Company”), which comprise the consolidated statements of financial position as at August 31, 2013 and August 31, 2012, and the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2013 and August 31, 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which describes that the Company will require additional financing in order to fund its planned activities. This condition, along with other matters set out in note 1, indicates the existence of material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of August 31, 2013 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 28, 2013 on internal control over financial reporting expressed an unqualified opinion on the Company’s internal control over financial reporting.

“McCarney Greenwood LLP”

Toronto, Canada	McCarney Greenwood LLP
November 28, 2013	Chartered Accountants
Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Avalon Rare Metals Inc.

We have audited the internal control over financial reporting of Avalon Rare Metals Inc. (the “Company”) as of August 31, 2013, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2013, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended August 31, 2013 of the Company and our report dated November 28, 2013 expressed an unqualified opinion on those financial statements.

“McCarney Greenwood LLP”

Toronto, Canada	McCarney Greenwood LLP
November 28, 2013	Chartered Accountants
Licensed Public Accountants

Consolidated Statements of Financial Position
(expressed in Canadian Dollars)
As at August 31, 2013 and August 31, 2012

	2013	2012

Assets

Current Assets
Cash and cash equivalents (note 5)	$10,313,798	$38,299,998
Other receivables	388,969	639,836
Prepaid expenses	928,948	1,098,405
	11,631,715	40,038,239

Non-Current Assets
Exploration and evaluation assets (note 6)	6,298,833	83,043,978
Property, plant and equipment (note 7)	93,915,398	999,106
	100,214,231	84,043,084

	$111,845,946	$124,081,323

Liabilities

Current Liabilities
Accounts payable	$1,463,225	$5,463,683
Accrued liabilities	1,178,806	1,237,586
	2,642,031	6,701,269

Non-Current Liabilities
Site closure and reclamation provisions (note 9)	236,600	103,600

	2,878,631	6,804,869

Shareholders’ Equity

Share Capital (note 8)	149,379,724	149,045,671
Reserve for Warrants (note 8)	3,661,080	3,655,732
Reserve for Share Based Payments (note 8)	14,912,475	12,361,851
Accumulated Deficit	(58,985,964)	(47,786,800)

	108,967,315	117,276,454

	$111,845,946	$124,081,323

Approved on behalf of the Board

                    “Donald S. Bubar”                      , Director

                  “Brian MacEachen”                      , Director

Consolidated Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	2013	2012

Revenue

Interest	$374,281	$1,105,731

Expenses

Corporate and administrative expenses	6,366,338	6,244,988
Impairment loss on exploration and evaluation assets (note 6)	2,897,867	-
General exploration expenses	53,119	40,201
Depreciation (note 7)	211,085	231,850
Share based compensation (note 8d)	2,063,145	5,786,249

	11,591,554	12,303,288

Loss before the Undernoted Item	(11,217,273)	(11,197,557)

Foreign Exchange Gain	18,109	45,363

Loss before Income Taxes	(11,199,164)	(11,152,194)
Income Taxes (note 14)	-	-
Net Loss and Total Comprehensive Loss for the year	$(11,199,164)	$(11,152,194)

Loss per Share - Basic and Diluted (note 15)	$(0.11)	$(0.11)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	103,683,356	103,224,070

Consolidated Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2011	102,617,912	$146,244,597	$3,670,248	$6,646,427	$96,688	$(36,634,606)	$120,023,354
Issued for other consideration (note 8b)	10,000	14,800	10,057	-	-	-	24,857
Exercise of warrants	64,991	198,508	-	-	-	-	198,508
Reserve transferred on exercise of warrants	-	24,573	(24,573)	-	-	-	-
Exercise of options	855,000	1,312,500	-	-	-	-	1,312,500
Reserve transferred on exercise of options	-	968,585	-	(968,585)	-	-	-
Exercise of brokers’ compensation warrants	74,083	185,420	-	-	-	-	185,420
Reserve transferred on exercise of brokers’ compensation warrants	-	96,688	-	-	(96,688)	-	-
Share based compensation	-	-	-	6,684,009	-	-	6,684,009
Net loss for the year	-	-	-	-	-	(11,152,194)	(11,152,194)

Balance at August 31, 2012	103,621,986	149,045,671	3,655,732	12,361,851	-	(47,786,800)	117,276,454
Issue for other considerations (note 8b)	-	-	5,348	-	-	-	5,348
Exercise of options	175,000	210,000	-	-	-	-	210,000
Reserve transferred on exercise of options	-	124,053	-	(124,053)	-	-	-
Share based compensation	-	-	-	2,674,677	-	-	2,674,677
Net loss for the year	-	-	-	-	-	(11,199,164)	(11,199,164)

Balance at August 31, 2013	103,796,986	$149,379,724	$3,661,080	$14,912,475	$-	$(58,985,964)	$108,967,315

Consolidated Statements of Cash Flows
(expressed in Canadian Dollars)
For the years ended August 31

	2013	2012

Operating Activities

Cash paid to employees	$(2,945,267)	$(2,335,074)
Cash paid to suppliers	(3,359,555)	(3,852,967)
Interest received	370,286	1,102,502

	(5,934,536)	(5,085,539)

Financing Activities

Share capital – exercise of warrants	-	198,508
Share capital – exercise of options	210,000	1,312,500
Share capital – exercise of brokers’ compensation warrants	-	185,420
Share issuance costs paid	-	(314,438)

	210,000	1,381,990

Investing Activities

Exploration and evaluation asset expenditures	(21,727,380)	(28,491,378)
Mine development expenditures	(214,320)	-
Purchase of property, plant and equipment	(323,323)	(358,288)

	(22,265,023)	(28,849,666)

Change in Cash and Cash Equivalents	(27,989,559)	(32,553,215)

Foreign Exchange Effect on Cash	3,359	(5,465)

Cash and Cash Equivalents – beginning of year	38,299,998	70,858,678

Cash and Cash Equivalents – end of year	$10,313,798	$38,299,998

Supplemental Cash Flow Information (note 13)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

1.	Nature of Operations

Avalon Rare Metals Inc. (the “Company”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AVL), on the NYSE MKT (NYSE MKT: AVL), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of the Company is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

The Company is in the process of exploring and developing its mineral resource properties. To date, the Company has not earned significant revenues.

The realization of amounts shown for its exploration and evaluation assets and mine development assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

The Company is principally engaged in the acquisition, exploration, evaluation and development of rare metal and mineral properties located principally in Canada.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes continuity of operations and realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. For the year ended August 31, 2013, the Company reported a loss of $11,199,164 and an accumulated deficit of $58,985,964 as at that date.

The Company’s predominant source of funding has been the issuance of equity securities for cash. The Company’s cash and cash equivalents balance at August 31, 2013 is $10,313,798 and it has no material sources of operating cash flows. Over the next 12 months, subject to available funding, the Company expects to: 1) investigate optimization opportunities identified in the feasibility study for its Nechalacho Rare Earth Elements Project (“Nechalacho REE Project”), complete testwork/technical studies necessary to confirm potential benefits and update the development model; 2) secure further equity and/or debt financing; 3) order long-lead-time equipment and commence pre-construction development work for the Nechalacho REE Project; 4) continue exploration, evaluation and development of other properties, and 5) incur general corporate and operating expenses. On an ongoing basis, the Company examines various financing alternatives to address future funding requirements. Although the Company has been successful in these activities in the past, the Company has no assurance on the success or sufficiency of these initiatives in the foreseeable future.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These consolidated financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on November 28, 2013.

2.	Basis of Presentation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These statements have been prepared using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

3.	Summary of Significant Accounting Policies

The principal accounting policies followed by the Company are summarized as follows:

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), Avalon Rare Metals Processing Inc. (“ARMP”) and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML, ARMP and ARMLLC are incorporated in the United States of America (“USA”). ARML, ARMP and ARMLLC have not carried on any significant operations since their inceptions. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain NSR royalty interests in the Company’s properties which were held by third parties. Nolava holds certain mining claims in Utah, USA and has been conducting exploration work on these mining claims since fiscal year 2011. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

b)	Foreign Currency Transactions

Functional and Presentation Currency

Items included in the financial statements of the Company and each of its subsidiaries (the “Group”) are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional and presentation currency of the Company and its subsidiaries are the Canadian dollar (“$”). The consolidated financial statements of the Group are presented in Canadian dollars.

Transactions and Balances

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the foreign exchange rates prevailing at the end of each reporting period. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in income or loss.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in profit or loss as part of the gain or loss on sale.

c)	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Any excess of the purchase price over fair value is recorded as goodwill. Acquisition-related costs are recognized in profit or loss as incurred.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

d)	Share Based Payments

Equity-settled share based payments to employees (including directors and senior executives) and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the share-based payment is measured by reference to the fair value of the equity instrument granted, which in turn is determined using the Black-Scholes option-pricing model on the date of the grant, with management’s assumptions for the risk-free rate, dividend yield, volatility factors of the expected market price of the Company’s common shares, exercise price, current market price of the underlying equity to be settled with, expected forfeitures and the life of the options.

The fair value of the equity-settled share based payments is recognized over the vesting period in which the performance and/or service conditions are fulfilled, ending on the date in which the grantee becomes fully entitled to the award, based on the Company's estimate of equity instruments that will eventually vest, and is either expensed or capitalized to exploration and evaluation assets, with a corresponding increase in equity. Vesting assumptions are reviewed at each reporting date to ensure they reflect current expectations.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

e)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

f)	Income Taxes

Current Income Taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the Consolidated Statements of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred Income Taxes

Deferred tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company’s financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax assets also represent income taxes expected to be recoverable on unclaimed losses carried forward.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

Deferred taxes are calculated using the asset and liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be used. Neither deferred tax liabilities, nor deferred tax assets, are recognized as a result of temporary differences that arise from the initial recognition of goodwill or a transaction, other than a business combination, that affects neither accounting profit nor taxable profit. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax asset and liabilities are measured using the enacted or substantively enacted tax rates as of the date of the statement of financial position that are expected to be in effect when the differences reverse or when unclaimed losses are utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for asset recognition, a deferred tax asset is recognized.

Deferred tax is recognized in the Consolidated Statements of Comprehensive Loss, unless it relates to items recognized directly in equity, in which case the deferred tax related to those items is also recognized directly in equity.

g)	Flow-through Shares

The Company will, from time to time, issue flow-through shares to finance a portion of its exploration programs. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers at an agreed upon date.

The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability which is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded. The difference between the liability and the value of the tax assets renounced is recorded as a deferred tax expense.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset.

h)	Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The “treasury stock method” is used for the assumed proceeds upon the exercise of the options and warrants that are used to purchase common shares at the average market price during the year. During the years ended August 31, 2013 and August 31, 2012, all the outstanding stock options, warrants and brokers’ compensation warrants were anti-dilutive.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

i)	Other Comprehensive Income (Loss)

Other Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances that are not related to the Company’s shares and that are not included in net profit or loss. Such items include unrealized gains or losses on available-for-sale investments, gains or losses on certain hedging derivative instruments and foreign currency gains or losses related to translation of the financial statements of foreign operations. The Company’s comprehensive income (loss) and components of other comprehensive income are presented in the consolidated statements of comprehensive loss and the consolidated statements of changes in equity.

j)	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid short-term money market investments with original maturities three months or less, such as bankers’ acceptance notes, treasury bills and guaranteed investment certificates (“GICs”).

k)	Exploration and Evaluation Assets

These assets relate to mineral rights acquired and exploration and evaluation expenditures incurred in respect to resource projects that are in the exploration and evaluation stage.

Exploration and evaluation expenditures include costs which are directly attributable to acquisition, surveying, geological, geochemical, geophysical, exploratory drilling, land maintenance, sampling, and assessing technical feasibility and commercial viability. These expenditures are capitalized until the technical feasibility and commercial viability of extracting the mineral resource of a project are demonstrable. During the exploration period, exploration and evaluation assets are not amortized.

Exploration and evaluation assets are allocated to cash generating units (“CGUs”) for the purpose of assessing such assets for impairment and each project is identified as a separate CGU. At the end of each reporting period, each project is reviewed for impairment indicators. If such indicators exist, the project is tested for impairment and the recoverable amount of the project is estimated. If the recoverable amount of the project is estimated to be less than its carrying amount, the carrying amount of the project is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Once the technical feasibility and commercial viability of extracting a mineral resource of a project are demonstrable, the relevant exploration and evaluation asset is assessed for impairment, and any impairment loss recognized, prior to the balance being reclassified as a mine development asset in property, plant and equipment.

The determination of the demonstration of technical feasibility and commercial viability is subject to a significant degree of judgment and assessment of all relevant factors. In general, technical feasibility may be demonstrable once a positive feasibility study is completed. When determining the commercial viability of a project, in addition to the receipt of a feasibility study, the Company also considers factors such as the availability of project financing, the existence of markets and/or long term contracts for the product, and the ability of obtaining the relevant operating permits.

All subsequent expenditures to ready the property for production are capitalized within mine development assets, other than those costs related to the construction of property, plant and equipment.

Once production has commenced, all costs included in mine development assets are reclassified to mining properties.

Exploration and evaluation expenditures incurred prior to the Company obtaining mineral rights related to the property being explored are recorded as expense in the period in which they are incurred.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

l)	Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use by management and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided over the estimated useful lives of the Company’s assets on the following basis and rates per annum:

Airstrip	-	8% on a declining balance basis
Computer and office equipment	-	25% to 33 1/3% on a declining balance basis
Exploration equipment	-	30% on a declining balance basis
Leasehold improvements	-	straight line basis over the term of the lease

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in income or loss for the period.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively as a change in estimate.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

m)	Impairment of Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives at the CGU level to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of the impairment loss, if any. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are typically its significant individual exploration and evaluation assets, development projects or mines. In certain circumstances, when the recoverable amount of an individual asset can be determined, impairment assessment is performed at the individual asset level. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

The recoverable amount of an asset is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

n)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities recorded at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities recorded at fair value through profit or loss are recognized immediately in the statement of comprehensive loss.

Financial Assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following specified categories: fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), available-for-sale (“AFS”) and loans and receivables. HTM instruments and loans and receivables are measured at amortized cost. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the period.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the Statement of Financial Position. The quoted market price used for financial assets held by the Company is the current bid price.

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence of an incurred loss, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Financial Liabilities and Equity Instruments

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the period. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the Statement of Comprehensive Loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Company’s financial assets and liabilities are classified and subsequently measured as follows:

Asset/Liability	Classification	Subsequent Measurement
Cash and cash equivalents	FVTPL	Fair value
Receivables	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost

o)	Site Closure and Reclamation Provision

The Company’s mining exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations. Provision for site closure costs is recorded at the time an environmental disturbance occurs, and is measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon site closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured at the end of each reporting period, or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal, constructive or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable.

Upon initial recognition of site closure provision, there is a corresponding increase to the carrying amounts of related assets and the cost is amortized as an expense on a unit-of-production basis over the life of the related assets. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds, such increase is recognized as interest expense.

p)	Other Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the provision. The increase in the provision due to passage of time is recognized as interest expense.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

q)	Related Party Disclosure

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value.

r)	Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. In determining the Company’s segment structure, consideration is given to the similar operational and political risks to which the Company’s current operations within the same business and regulatory environment are exposed.

The Company’s current operations comprise a single reporting operating segment engaged in the acquisition, exploration, evaluation and development of rare metal and mineral properties located principally in Canada. The Company has conducted exploration work on certain mineral claims in the United States since 2011, and considers Canada and the United States as a single geographical segment as the Company is exposed to similar operational and political risks when conducting mineral exploration and evaluation activities in both Canada and the United States.

s)	Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an on-going basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment are included in the following notes:

Recoverability of Exploration and Evaluation Assets, Mineral Properties and Property Plant and Equipment

The Company assesses all exploration and evaluation assets, mine development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

Determination of Reserve and Resource Estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mine development assets, PPE, site closure and reclamation provision and amortization expense.

Fair Value of Share Based Payments

The Company follows accounting guidelines in determining the fair value of share based payments. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or compensation warrants could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable.

Site Closure and Reclamation Provision

The Company’s accounting policy for the recognition of site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the site closure and reclamation asset and provision.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

4.	Recent Accounting Pronouncements

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) enhances the disclosure required when offsetting financial assets and liabilities.

IFRS 7 is effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The Company is currently assessing the impact of these two new standards on the Company’s financial assets and financial liabilities.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated structured entities in which an entity has involvement, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IFRS 13 Fair Value Measurement (“IFRS 13”) sets out one single framework under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS. IFRS 13 also expands the required disclosures related to fair value measurements to help user understand the valuation techniques and inputs used to develop fair value measurements and the effect of fair value measurements on profit or loss.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

4.	Recent Accounting Pronouncements (continued)

IFRS 10, 11, 12, 13 and IAS 27 have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. The Company is currently assessing the impact of these new standards on the Company’s consolidated financial statements.

IAS 32 Financial Instruments: Presentation has been amended to provide application guidance on the offsetting of financial assets and financial liabilities. The guidance is effective for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s consolidated financial statements.

IFRIC Interpretation 20: Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate that it is probable that future economic benefits will be realized, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved.

Retrospective application of this interpretation is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s consolidated financial statements.

5.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

	August 31, 2013	August 31, 2012

Cash held in bank accounts	$700,503	$318,678
Guaranteed investment certificates	9,613,295	37,981,320

	$10,313,798	$38,299,998

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

6.	Exploration and Evaluation Assets

			Transferred to
			Property, Plant
	September 1,		and Equipment	Impairment	August 31,
	2011	Expenditures	(note 7)	Loss	2012

Nechalacho REE Project (a)	$43,149,886	$31,206,222	$-	$-	$74,356,108
Separation Rapids Lithium-Tantalum Project (b)	3,950,901	316,566	-	-	4,267,467
Warren Township Anorthosite Project (c)	1,232,048	161,009	-	-	1,393,057
East Kemptville Tin-Indium Project (d)	1,372,264	19,743	-	-	1,392,007
Spor Mountain Rare Metals Project (e)	650,038	794,802	-	-	1,444,840
Apex Rare Metals Project (f)	42,299	10,249	-	-	52,548
Miramichi Tin Project (g)	-	137,951	-	-	137,951

	$50,397,436	$32,646,542	$-	$-	$83,043,978

			Transferred to
			Property, Plant
	August 31,		and Equipment	Impairment	August 31,
	2012	Expenditures	(note 7)	Loss	2013

Nechalacho REE Project (a)	$74,356,108	$17,127,088	$(91,483,196)	$-	$-
Separation Rapids Lithium-Tantalum Project (b)	4,267,467	314,857	-	-	4,582,324
Warren Township Anorthosite Project (c)	1,393,057	10,302	-	(1,403,359)	-
East Kemptville Tin-Indium Project (d)	1,392,007	24,235	-	-	1,416,242
Spor Mountain Rare Metals Project (e)	1,444,840	49,668	-	(1,494,508)	-
Apex Rare Metals Project (f)	52,548	72,698	-		125,246
Miramichi Tin Project (g)	137,951	37,070	-	-	175,021

	$83,043,978	$17,635,918	$(91,483,16)	$(2,897,867)	$6,298,833

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

6.	Exploration and Evaluation Assets (continued)

a)	Nechalacho REE Project, Northwest Territories

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases.

The property was subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty. During the year ended August 31, 2012, the Company bought out the 3.0% NSR royalty for a cash payment of $2.0 million. The remaining 2.5% NSR royalty can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, which currently approximates $1.3 million.

During the year ended August 31, 2012, the Company entered into an accommodation agreement (“Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Company’s Nechalacho Deposit and associated facilities in the Northwest Territories (the “Project”) and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

The definitive financial structure for the Project has not been finally determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate in one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

In conjunction with the Accommodation Agreement, the Company has issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. As at August 31, 2013, the Company has issued 20,000 warrants with a weighted average exercise price of $1.12 per share to the DKFN and these warrants have a weighted average remaining contract life of 4.4 years. The remaining 30,000 warrants will be issued in three installments of 10,000 warrants per year over the next three years on the anniversary of the effective date (July 31, 2012) of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

On April 17, 2013, the Company completed a positive feasibility study for the Project and on July 26, 2013, the Mackenzie Valley Environmental Impact Review Board completed its Report of Environmental Assessment and recommended approval of the Project, therefore reducing the permitting risk substantially. The achievement of these two major milestones resulted in the transfer of the exploration and evaluation costs of the Project to mine development asset under Property, Plant and Equipment.

b)	Separation Rapids Lithium-Tantalum Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario. The claims were subject to a 2.0% NSR, which was bought back by the Company for $220,000 during the year ended August 31, 2012.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

6.	Exploration and Evaluation Assets (continued)

c)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering the these claims.

No substantial work has been carried out on the Warren Township project during the last three years and no work is currently planned or budgeted for fiscal 2014. In addition, no new potential customer has been identified during fiscal 2013, it is management’s view that the fair value of this project has been significantly impaired. The Company has estimated the recoverable amount (which is the fair value less costs of disposal) of this project as at August 31 to be $nil, and accordingly, the costs incurred to-date of $1,403,359 has been written off as an impairment loss.

d)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.

On December 11, 2012, the Province of Nova Scotia granted the Company a new special licence (the “Special Licence”) and the Company is required to incur additional exploration expenditures of $1,500,000 by September 30, 2014.

In May 2013, the Company made a request to the Minister of Natural Resources of Nova Scotia (the “Minister”) for an order under Section 100 of the Nova Scotia Mineral Resources Act (the “Act”) to grant the Company a surface rights permit to pass over, enter upon, and work such lands as are relevant to the Special Licence to conduct the work program outlined by Avalon (the “Request”). In addition, a request has been made to the Ministry of Natural Resources for the term of the Special Licence to be extended for the same length of time it takes the Minister to resolve the Request, as is provided for in the Act.

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence.

e)	Spor Mountain Rare Metals Project, Utah

The Company owns a 100% interest in certain claims located in Juab County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

No economically significant mineralization was encountered during the 2012 drilling program and after careful review of the drilling results and geological data gathered from the 2013 field work program, the Company is reducing the number of claims significantly. No additional work program is currently planned or budgeted for fiscal 2014. The Company has estimated the recoverable amount (which is the fair value less costs of disposal) of this project as at August 31 to be $nil and accordingly, the costs incurred to-date on this project of $1,494,508 has been written off as an impairment loss.

f)	Apex Rare Metals Project, Utah

The Company owns a 100% interest in certain claims located in Washington County, Utah, USA, which were staked by the Company during the year ended August 31, 2011. The costs incurred on this project were previously included in the Spor Mountain Rare Metals Project.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

6.	Exploration and Evaluation Assets (continued)

g)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

h)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

7.	Property, Plant and Equipment

	Nechalacho
	REE Project		Computer
	Under		and Office	Exploration	Leasehold
	Development	Airstrip	Equipment	Equipment	Improvements	Total
Cost
As at September 1, 2011	$-	$523,242	$172,830	$629,724	$29,928	$1,355,724

Additions	-	16,822	149,052	48,606	28,843	243,323
Disposals	-	-	(5,368)	(6,747)	-	(12,115)

As at August 31, 2012	-	540,064	316,514	671,583	58,771	1,586,932

Additions	1,485,997	106,796	11,363	-	40,025	1,644,180
Transferred from Exploration and Evaluation Assets (note 6)	91,483,196	-	-	-	-	91,483,197
Disposals	-	-	(2,635)	-	-	(2,635)

As at August 31, 2013	$92,969,193	$646,860	$325,242	$671,583	$98,796	$94,711,674

Accumulated Depreciation
As at September 1, 2011	$-	$61,115	$60,143	$220,407	$26,426	$368,091

Depreciation expense	-	36,970	58,020	129,732	7,128	231,850
Disposals	-	-	(5,368)	(6,747)	-	(12,115)

As at August 31, 2012	-	98,085	112,795	343,392	33,554	587,826

Depreciation expense	-	34,013	64,640	98,458	13,974	211,085
Disposals	-	-	(2,635)	-	-	(2,635)

As at August 31, 2013	$-	$132,098	$174,800	$441,850	$47,528	$796,276

Net Book Value
As at September 1, 2011	$-	$462,127	$112,687	$409,317	$3,502	$987,633
As at August 31, 2012	$-	$441,979	$203,719	$328,191	$25,217	$999,106
As at August 31, 2013	$92,969,193	$514,762	$150,442	$229,733	$51,268	$93,915,398

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

8.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance – September 1, 2011	102,617,912	$146,244,597
Issued pursuant to:
other arrangement (i)	10,000	14,800
exercise of warrants	64,991	223,081
exercise of options	855,000	2,281,085
exercise of brokers’ compensation warrants	74,083	282,108

Balance – August 31, 2012	103,621,986	$149,045,671
Issued pursuant to exercise of options	175,000	334,053

Balance – August 31, 2013	103,796,986	$149,379,724

i)	During the year ended August 31, 2012, pursuant to the Accommodation Agreement described in note 6(a), the Company issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project.

Pursuant to this agreement, the Company has issued 10,000 warrants to the DKFN in each of the two years ended August 31, 2013. These warrants have a weighted average exercise price of $1.12 per share and a weighted average remaining contract life of 4.4 years. The remaining 30,000 warrants will be issued in three installments of 10,000 warrants per year over the next three years on the anniversary of the effective date (July 31, 2012) of the Accommodation Agreement. These warrants will have a contractual term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

The fair value of the 10,000 warrants issued during the year ended August 31, 2013 was estimated at $5,348 (2012 - $10,057) using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil (2012 – Nil); risk free interest rate of 1.90% (2012 - 1.38%); expected life of 5.0 years (2012- 5.0 years); and expected volatility of 93% (2012 - 87%).

The fair values of these shares and warrants have been capitalized as part of the costs for the Nechalacho REE Project.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

8.	Share Capital (continued)

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective years:

		Weighted
	Number	Average
	of Warrants	Exercise Price

Balance - September 1, 2011	3,917,583	$3.60
Issued pursuant to Accommodation Agreement (b(i))	10,000	1.48
Issued upon exercise of brokers’ compensation warrants	37,041	3.05
Exercised	(64,991)	3.05
Expired	(3,889,633)	3.60

Balance – August 31, 2012	10,000	1.48
Issued pursuant to Accommodation Agreement (b(i))	10,000	0.75
Balance – August 31, 2013	20,000	$1.12

The outstanding warrants have a weighted average remaining contract life of 4.4 years.

d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective years:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2011	6,305,250	$3.38
Granted	3,150,000	2.44
Exercised	(855,000)	1.54
Expired	(100,000)	2.08
Forfeited	(500,000)	3.62

Balance - August 31, 2012	8,000,250	$3.21
Granted	2,240,000	1.31
Exercised	(175,000)	1.20
Expired	(625,000)	5.64
Forfeited	(855,000)	2.14

Balance – August 31, 2013	8,585,250	$2.59

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

8.	Share Capital (continued)

As at August 31, 2013, there were 4,994,000 options vested (August 31, 2012 – 3,812,750) with an average exercise price of $2.85 (August 31, 2012 - $3.13).

During the year ended August 31, 2013, an aggregate of 175,000 stock options were exercised at a strike price of $1.20. The weighted average closing market share price on the date preceding the date of exercise was $1.01.

The estimated fair value of options earned during the year ended August 31, 2013 was $2,674,677 (2012 - $6,684,009), of which $567,453 (2012 - $897,760) was capitalized as exploration and evaluation assets, $36,227 (2012 - $Nil) was capitalized as mine development assets, $7,852 (2012 - $Nil) was charged to operations as general exploration expenses with the balance of $2,063,145 (2012 - $5,786,249) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the years ended August 31, 2013 and August 31, 2012 are as follows:

	August 31,	August 31,
	2013	2012

Exercise price	$1.31	$2.44
Closing market price on day preceding date of grant	$1.31	$2.44
Risk-free interest rate	1.26%	1.16%
Expected life (years)	3.9	3.4
Expected volatility	85%	88%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.80	$1.43

The following table summarizes information concerning outstanding and exercisable options as at August 31, 2013:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$8.00 - $8.74	325,000	312,500	2.7 years
$7.00 - $7.99	400,000	200,000	2.8 years
$4.00 - $4.99	700,000	525,000	2.8 years
$3.00 - $3.99	725,000	431,250	2.8 years
$2.00 - $2.99	2,075,250	1,475,250	2.1 years
$1.00 - $1.99	3,175,000	1,531.250	2.5 years
$0.55 - $1.00	1,185,000	518,750	0.9 years

	8,585,250	4,994,000

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

8.	Share Capital (continued)

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding and exercisable Brokers’ Compensation Warrants as at August 31, 2012 and August 31, 2013:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance - September 1, 2011	74,083	$2.50
Exercised	(74,083)	2.50

Balance – August 31, 2012 and August 31, 2013	-	$-

9.	Site Closure and Reclamation Provision

A summary of the changes in the site closure and reclamation provision is set out below:

	August 31, 2013	August 31, 2012

Balance - beginning of year	$103,600	$-
Increase in provision for site closure and reclamation costs	133,000	103,600

Balance – end of year	$236,600	$103,600

As at August 31, 2013, the current estimated closure costs to reclaim the Company’s Nechalacho exploration camp site at Thor Lake and the Warren Township exploration site are $223,000 and $13,600 respectively. The closure costs for the Nechalacho exploration camp site are expected to be incurred over the years of 2036 and 2037. The expected undiscounted future cash flow is estimated to be $453,000 for the Nechalacho exploration camp site, assuming an annual inflation rate of 3%.

10.	Capital Disclosures

Capital of the Company consists of the components of shareholders’ equity.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;
(ii)	to raise sufficient capital to finance its exploration and development activities on its Nechalacho REE Project; and
(iii)	to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

10.	Capital Disclosures (continued)

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the year ended August 31, 2013.

11.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There had been no material trading transactions with related parties during each of the years ended August 31, 2013 and 2012.

b)	Compensation of key management personnel

The remuneration of directors and other members of the Company’s senior management team during the years ended August 31, 2013 and August 31, 2012:

	August 31, 2013	August 31, 2012

Salaries, benefits and directors’ fees	$3,282,444	$2,945,471
Share based compensation(1)	1,946,091	5,978,861

	$5,228,535	$8,924,332

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

12.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at August 31, 2013, the Company’s cash and cash equivalents are categorized as Level 1 measurement.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

12.	Financial Instruments (continued)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2013. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at August 31, 2013, the Company has current assets of $11,631,715 and current liabilities of $2,642,031. Working capital of the Company is $8,989,684.

Repayments due by period as of August 31, 2013

	August 31, 2013				August 31,
	Within	1-3	4-5		2012
	1 Year	Years	Years	Total	Total

Accounts payable and accrued liabilities	$2,642,031	$-	$-	$2,642,031	$6,701,269
Operating lease obligations	357,172	650,749	99,621	1,107,542	1,298,904

	$2,999,203	$650,749	$99,621	$3,749,573	$8,000,173

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at August 31, 2013, the Company had cash held in bank accounts of US$146,524 and accounts payable of US$85,642 denominated in US currency.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

12.	Financial Instruments (continued)

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible” over a three month period.

As at August 31, 2013, approximately 83% of the Company’s cash and cash equivalents is at fixed interest rates for the next five months and is not subject to interest rate fluctuations within the next five months. The balance of the Company’s cash and cash equivalents are subject to interest rate fluctuations. Sensitivity to a plus or minus 25 basis points change in rates would not have any significant effect on the Company’s net loss over a twelve month period.

The Company had cash of US$146,524 in cash and accounts payable of US$85,642 denominated in US currency as at August 31, 2013 and its anticipated on-going expenditures transacted in US dollars for the next twelve month period is approximately US$675,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

13.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Consolidated Statements of Cash Flows for the years ended August 31, 2013 and August 31, 2012 are as follows:

	August 31, 2013	August 31, 2012

Common shares issued pursuant to the Accommodation Agreement and capitalized as exploration and evaluation assets (note 8b)	$-	$14,800
Warrants issued pursuant to the Accommodation Agreement and capitalized as exploration and evaluation assets (note 8b)	-	10,057
Warrants issued pursuant to the Accommodation Agreement and capitalized as mine development assets (note 8b)	5,348	-
Share based compensation capitalized as exploration and evaluation assets (note 8d)	567,453	897,760
Share based compensation capitalized as mine development assets (note 8d)	36,227	-

	$609,028	$922,617

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

14.	Income Taxes

a)	Provision for Income Taxes

The following table reconciles the income tax provision from the expected income tax amount based on the statutory rates to the amount recognized in the statements of comprehensive loss:

	August 31, 2013	August 31, 2012

Net loss for the year before income taxes	$11,199,164	$11,152,194
Combined Canadian federal and provincial tax rate	25.2%	25.5%

Expected income tax recovery at statutory rates	$2,822,189	$2,843,809
Share based compensation	(519,913)	(1,475,493)
Non-deductible expenses	(11,709)	(13,775)
Share issuance costs	354,751	428,122
Effect of different income tax rates than Canadian tax rate related to impairment loss of a foreign subsidiary	206,612	-
Impact of tax rate reductions	-	(34,941)
Losses and other deductions for which no benefit has been recognized	(2,851,930)	(1,747,722)

Deferred income tax recoveries	$-	$-

b)	Deferred Income Tax Assets

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities at August 31, 2013 and 2012 and have not been recognized are as follows:

	August 31, 2013	August 31, 2012

Difference in exploration and evaluation assets	$2,942,771	$1,628,101
Difference in property, plant and equipment	200,246	145,100
Difference in share issuance costs	631,003	975,456
Non-capital loss carry forwards	3,692,259	2,609,620
Capital loss carry forwards	241,169	238,309
Non-refundable investment tax credit carry forwards	5,639,970	4,346,553
	13,347,418	9,943,139

Less: valuation allowance	(13,347,418)	(9,943,139)

Net deferred income tax assets	$-	$-

A valuation allowance has been applied against all of the above deferred income tax assets due to uncertainty surrounding their realization.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

14.	Income Taxes (continued)

c)	Non-Capital Losses

The Company has non-capital losses carried forward of approximately $14,582,000 (2012 - $10,428,000) available to reduce future years’ Canadian taxable income. These losses will expire as follows:

2014	$40,000
2015	4,000
2026	156,000
2027	232,000
2028	847,000
2029	914,000
2030	1,584,000
2031	3,050,000
2032	3,601,000
2033	4,154,000

d)	Capital Losses

The Company has capital losses carried forward of approximately $1,906,000 (2012 - $1,906,000) available to reduce future years’ Canadian taxable capital gains.

e)	Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $5,412,000 (2012 - $5,412,000), cumulative Canadian exploration expenses of $76,812,180 (2012 - $61,827,000) and cumulative foreign resource expenses of $66,000 (2012 - $66,000) available to reduce future years’ Canadian taxable income. The Company also has cumulative U.S. exploration expenses of $1,605,000 (2012 - $1,488,000) available to reduce future years’ U.S. taxable income.

f)	Scientific Research and Experimental Expenditures (“SR&ED”)

The Company has SR&ED expenditures carry forward of $26,204,000 (2012 - $19,865,000) available to reduce future years’ Canadian taxable income.

g)	Non-refundable Investment Tax Credits

The Company has non-refundable investment tax credits of $5,640,000 (2012 - $4,572,000) available to reduce future years’ Canadian federal income tax payable. These credits will expire as follows:

2018	$44,000
2019	72,000
2020	14,000
2024	24,000
2025	19,000
2026	63,000
2027	133,000
2028	72,000
2029	361,000
2030	490,000
2031	1,045,000
2032	2,235,000
2033	1,068,000

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

15.	Loss per Share

The weighted average number of common shares for the purposes of diluted loss per share reconciles to the weighted average number of common shares used in the calculation of basic loss per share as follows:

	August 31, 2013	August 31, 2012

Weighted average number of common shares used in the calculation of basic loss per share	103,683,356	103,224,070
Diluted impact of warrants	-	-
Diluted impact of stock options	-	-

Weighted average number of common used in the calculation of diluted loss per share	103,683,356	103,224,070

The loss used to calculate the basic and diluted loss per common share for the year ended August 31, 2013 was $11,199,164 (2012 - $11,152,194).

As at August 31, 2013, the Company had 20,000 (2012 – 10,000) warrants and 8,585,250 stock options (2012 - 8,000,250) outstanding. These warrants and options could potentially dilute earnings per share in the future, but have not been included in the diluted loss per share calculation because they were antidilutive for the years ended August 31, 2013 and August 31, 2012.

16.	Operating Lease Arrangements

The Company has entered into commercial leases on its premises and the future minimum lease payments under non-cancellable operating leases are as follows:

2014	357,172
2015	341,281
2016	309,468
2017	99,621

17.	Commitments

Except for the commitments disclosed elsewhere in the notes to the financial statements, the Company does not have any other material contractual commitments.

18.	Events After the Reporting Period

Subsequent to the year ended August 31, 2013, the Company;

a)	entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of the Company’s common shares as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

18.	Events After the Reporting Period (continued)

The Company has filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using this Sales Agreement (each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing). The Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

The Company will pay Cowen a commission, or allow a discount, equal to 3.0% of the gross proceeds of all common shares sold under the Sales Agreement.

Pursuant to the Sales Agreement, as at the date these consolidated financial statements were approved, the Company has issued 705,707 common shares for gross proceeds of US$669,975, paid cash commissions totaling US$20,099. The Company has also incurred other share issuance costs (primarily related to the preparation of the Sales Agreement and prospectus supplement) of $344,720;

b)	entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of the Company’s common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 common shares at a price of US$0.64 per share for aggregate gross proceeds of US$2,800,000 (the "Initial Purchase"). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and will issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 85,729 common shares were issued in conjunction with the Initial Purchase).

The Company has the right, in its sole discretion, to sell up to an additional US$27,200,000 worth of common shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of common shares will be based on prevailing market prices of the common shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, the Company has control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC is obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There are no upper price limitations, negative covenants or restrictions on the Company's future financing activities. Avalon may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC has also agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the common shares.

The Company has filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company may issue up to US$8,500,000 in common shares using this Purchase Agreement (each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing). The Company may file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement;

c)	granted an aggregate of 145,000 stock options with a weighted average exercise price of $0.85 per share to certain employees and a consultant of the Company. The weighted average contract life of these options was 4.0 years;

d)	cancelled 510,000 stock options with a weighted average exercise price of $2.27 per share; and

e)	50,000 stock options with an exercise price of $3.15 expired unexercised.